SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Clive Burns
Clive Burns
Head of Group Secretariat

Prudential plc - Annual Information Update

This annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom and not for any other purpose and neither Prudential, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained therein (except as expressly set out therein). The information referred to below is not necessarily up to date as at the date of this annual information update and Prudential does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

Prudential announces that in accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

For the purposes of this update the information is only referred to and full copies of each item can be found at the locations specified below.

1.	Regulatory announcements

The following UK regulatory announcements have been made by Prudential via a Regulatory Information Service during the previous 12 months. Copies can be viewed on the London Stock Exchange (“LSE”) website at http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/marketnews.htm under code PRU and on Prudential’s website at http://www.prudential.co.uk/prudential-plc/media/rns/. These announcements can also be viewed on the National Storage Mechanism website at www.Hemscott.com/nsm.do

Where information was published at the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”) by virtue of Prudential’s American Depositary Shares or Capital Securities listed on the NYSE, copies can also be viewed on the SEC website at http://www.sec.gov/edgar/searchedgar/webusers.htm by searching under Companies & Other Filers for Prudential plc, and on the NYSE website at http://www.nyse.com/about/listed/listed.html by searching for Prudential plc in the Listed Company Directory. Where information was published at the Hong Kong Exchange (“HKEx”) and Singapore Exchange (“SGX”), copies can be viewed on the HKExnews website at http://www.hkexnews.hk/listedco/listconews/advancedsearch/search_active_main.asp by searching for stock code 02378 or stock name PRU, and on the SGX website at http://www.sgx.com/wps/portal/marketplace/mp-en/listed_companies_info by selecting Prudential plc in the drop down menu of Company Name respectively.

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/04/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/04/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	04/04/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Notice of AGM	Announced to the LSE, SEC and NYSE, HKEx and SGX	08/04/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	11/04/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	11/04/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

FRN Variable Rate Fix	Announced to the LSE	26/04/2011	LSE website

Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	27/04/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Annual Information Update	Announced to the LSE, SEC and NYSE, HKEx and SGX	04/05/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	05/05/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	10/05/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Q1 2011 IMS	Announced to the LSE, SEC and NYSE, HKEx and SGX	11/05/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Doc. Re 20-F	Announced to the LSE, SEC and NYSE, HKEx and SGX	11/05/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

AGM statement	Announced to the LSE, SEC and NYSE, HKEx and SGX	19/05/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	19/05/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Six monthly blocklisting	Announced to the LSE, SEC and NYSE, HKEx and SGX	20/05/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	24/05/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	27/05/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	31/05/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	31/05/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/06/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	02/06/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Blocklisting Application	Announced to the LSE, SEC and NYSE, HKEx and SGX	03/06/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	06/06/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Directorate Changes	Announced to the LSE, SEC and NYSE, HKEx and SGX	09/06/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	09/06/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	30/06/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/07/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	04/07/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	11/07/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	15/07/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

FRN Variable Rate Fix	Announced to the LSE	18/07/2011	LSE website

Disclosure of Director’s Details	Announced to the LSE, HKEx and SGX	27/07/2011	LSE website Prudential website HKEx website SGX website

Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/08/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Half Yearly Report	Announced to the LSE, SEC and NYSE, HKEx and SGX	05/08/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	09/08/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	10/08/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	18/08/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	25/08/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/09/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	12/09/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	12/09/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	16/09/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	19/09/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	28/09/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Doc re. US interim financial statements and Form F-3	Announced to the LSE, SEC and NYSE, HKEx and SGX	03/10/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	03/10/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	06/10/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	11/10/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Six monthly blocklisting	Announced to the LSE, SEC and NYSE, HKEx and SGX	21/10/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

FRN Variable Rate Fix	Announced to the LSE	25/10/2011	LSE website

Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/11/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	04/11/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Prudential plc 3rd Quarter Results	Announced to the LSE, SEC and NYSE, HKEx and SGX	08/11/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	09/11/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	14/11/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Prudential plc 2011 Investor Conference	Announced to the LSE, SEC and NYSE, HKEx and SGX	15/11/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Early Redemption	Announced to the LSE	21/11/2011	LSE website

Redemption at the Option of the Issuer	Announced to the LSE	23/11/2011	LSE website Prudential website

Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/12/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Cancellation of Listing	Announced to the LSE	02/12/2011	LSE website Prudential website

MTN Prospectus	Announced to the LSE	09/12/2011	LSE website Morning Star Website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	09/12/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	16/12/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Directorate Change	Announced to the LSE, SEC and NYSE, HKEx and SGX	20/12/2011	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	03/01/2012	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	10/01/2012	LSE website SEC website NYSE website Prudential website HKEx website SGX website

FRN Variable Rate Fix	Announced to the LSE	18/01/2012	LSE website

Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/02/2012	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	09/02/2012	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Statement re Press comment	Announced to the LSE, SEC and NYSE, HKEx and SGX	27/02/2012	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	01/03/2012	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	08/03/2012	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Full Year Results	NYSE, HKEx and SGX	13/03/2012	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	19/03/2012	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Blocklisting application	Announced to the LSE, SEC and NYSE, HKEx and SGX	23/03/2012	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Annual Financial Report	Announced to the LSE, SEC and NYSE, HKEx and SGX	30/03/2012	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	30/03/2012	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Doc re. Form 20-F	Announced to the LSE	02/04/2012	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Description of the information published	Method of publication	Date of filing/ publication	Information may be obtained from
Total Voting Rights	Announced to the LSE, SEC and NYSE, HKEx and SGX	02/04/2012	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	2/04/2012	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Notification of Major Interests in Shares	Announced to the LSE, SEC and NYSE, HKEx and SGX	10/04/2012	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Director/PDMR Shareholding	Announced to the LSE, SEC and NYSE, HKEx and SGX	11/04/2012	LSE website SEC website NYSE website Prudential website HKEx website SGX website

Notice of AGM	Announced to the LSE, SEC and NYSE, HKEx and SGX	11/04/2012	LSE website SEC website NYSE website Prudential website HKEx website SGX website

FRN Variable Rate Fix	Announced to the LSE	25/04/2012	LSE website

2.	Documents filed with the Registrar of Companies

The following documents have been filed by Prudential with the Registrar of Companies at Companies House during the past 12 months. Copies of these documents may be obtained from Companies House:

Companies House

Crown Way

Cardiff

CF14 3UZ

email: enquiries@companies-house.gov.uk

or, if you are a registered user, through Companies House Direct at www.direct.companieshouse.gov.uk

Date of Filing	Document Type	Description
08/04/2011	SH01	24/03/11 Statement of Capital GBP 127,384,598.70
14/04/2011	SH01	21/03/11 Statement of Capital GBP 127,384,578.95
20/04/2011	SH01	07/04/11 Statement of Capital GBP 127,384,740.15
20/04/2011	SH01	31/03/11 Statement of Capital GBP 127,384,689.60
18/05/2011	SH01	21/04/11 Statement of Capital GBP 127,384,985.85
25/05/2011	AA	Group of Companies Accounts Made up to 31/12/10
25/05/2011	TM01	Appointment Terminated, Director James Ross
02/06/2011	RES10	Authorised Allotment of Shares and Debentures
02/06/2011	RES13	Re Political Donations/Schemes 19/05/2011

Date of Filing	Document Type	Description
06/06/2011	SH01	28/04/11 Statement of Capital GBP 127,385,041.25
06/06/2011	SH01	12/05/11 Statement of Capital GBP 127,385,188.95
14/06/2011	SH01	28/04/11 Statement of Capital GBP 127,385,041.25
14/06/2011	SH01	12/05/11 Statement of Capital GBP 127,385,188.95
01/07/2011	SH01	02/06/11 Statement of Capital GBP 127,385,385.05
01/07/2011	SH01	16/06/11 Statement of Capital GBP 127,385,636.55
11/07/2011	AR01	13/06/11 Full List
26/07/2011	SH01	16/06/11 Statement of Capital GBP 127,385,667.45
26/07/2011	SH01	30/06/11 Statement of Capital GBP 127,385,868.75
28/07/2011	SH01	07/07/11 Statement of Capital GBP 127,385,873.70
28/07/2011	SH01	14/07/11 Statement of Capital GBP 127,386,079.85
02/08/2011	CH01	Director’s Change of Particulars Howard Davies (27/07/11)
05/08/2011	SH01	15/07/11 Statement of Capital GBP 127,390,384.95
08/09/2011	SH01	18/08/11 Statement of Capital GBP 127,390,436.75
20/09/2011	SH01	25/08/11 Statement of Capital GBP 127,390,439.05
14/10/2011	TM01	Appointment Terminated Director Bridget Macaskill
20/10/2011	SH01	06/10/11 Statement of Capital GBP 127,390,534.10
15/11/2011	SH01	01/11/11 Statement of Capital GBP 127,390,681.40
16/11/2011	SH01	27/10/11 Statement of Capital GBP 127,390,681.40
08/12/2011	AD02	SAIL Address Changed
16/12/2011	SH01	10/11/11 Statement of Capital GBP 127,392,525.85
16/12/2011	SH01	17/11/11 Statement of Capital GBP 127,392,761.25
16/12/2011	SH01	24/11/11 Statement of Capital GBP 127,392,870.65
16/12/2011	SH01	01/12/11 Statement of Capital GBP 127,393,231.05
16/12/2011	SH01	05/12/11 Statement of Capital GBP 127,396,558.75
06/01/2012	SH01	14/12/11 Statement of Capital GDP 127,406,515.90
11/01/2012	SH01	15/12/11 Statement of Capital GBP 127,398,550.65
12/01/2012	AP01	Director Appointed Kaikhushru Shiavax Nargolwala
19/01/2012	SH01	22/12/11 Statement of Capital GBP 127,400,313.95
19/01/2012	SH01	22/12/11 Statement of Capital GBP 127,401,966.50
19/01/2012	SH01	05/01/12 Statement of Capital GBP 127,402,676.55
20/01/2012	AP01	Director Appointed Alexander Dewar Kerr Johnston
03/02/2012	SH01	19/01/12 Statement of Capital GBP 127,687,527.40
17/02/2012	SH01	26/01/12 Statement of Capital GBP 127,404,676.65
23/02/2012	SH01	02/02/12 Statement of Capital GBP 127,404,849.40
29/02/2012	SH01	09/02/12 Statement of Capital GBP 127,405,277.10
16/03/2012	SH01	23/02/12 Statement of Capital GBP 127,406,258.90
19/03/2012	SH01	16/02/12 Statement of Capital GBP 127,424,213.80
27/03/2012	SH01	01/03/12 Statement of Capital GBP 127,406,454.55
27/03/2012	SH01	08/03/12 Statement of Capital GBP 127,406,794.50
03/04/2012	SH01	15-28/03/12 Statement of Capital GBP 127,582,494.00
05/04/2012	TM01	Appointment Terminated, Director Kathleen O’Donovan

Date of Filing	Document Type	Description
12/04/2012	SH01	29/03-05/04/12 Statement of Capital GBP 127,583,464.35
30/04/2012	SH01	12/04/2012 Statement of Capital GBP 127,583,685.25

3.	Documents filed with the Financial Services Authority

The following documents have been filed by Prudential with the Financial Services Authority during the previous 12 months. Documents submitted before 31 August 2010 are available for public inspection at the UK Listing Authority’s Document Viewing Facility at 25 The North Colonnade, Canary Wharf, London E14 5HS. Documents submitted on or after 1 September 2010 can be viewed on the National Storage Mechanism website at www.hemscott.com/nsm.do as well as at the Document Viewing Facility for the time being.

Document	Date of publication
Notice of Annual General Meeting 2011	07/04/2011
Debt Issuance Programme Final Terms	18/04/2011
Form 20-F 2010	11/05/2011
AGM 2011 resolutions	19/05/2011
Half Yearly Report Form 6-K	30/06/2011
Form F-3	30/09/2011
Debt Issuance Programme Final Terms	18/10/2011
Medium Term Note Programme Prospectus	09/12/2011
Annual Report 2010	30/03/2012
Form 20-F 2011	03/04/2012
Notice of Annual General Meeting 2012	11/04/2012
Medium Term Note Programme – Final Terms of Notes	18/04/2012

4.	Documents published at the Securities and Exchange Commission

Prudential has published a number of the documents listed in 1 above at the SEC in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having American Depositary Shares and Capital Securities listed on the NYSE. In addition, Prudential has published the following documents with the SEC and/or NYSE. Full details of documents published at the SEC can be viewed at http://www.sec.gov/edgar/searchedgar/webusers.htm by searching under Companies & Other Filers for Prudential plc.

Filing date	Form	Description
05/04/2011	6-K	UK Annual Report 2010
08/04/2011	6-K	Notice of Annual General Meeting 2011
11/05/2011	13-F	Quarterly Filing
11/05/2011	20-F	US Annual Report 2010
20/05/2011	6-K	AGM Resolutions 22 - 29
26/07/2011	UPLOAD	Review of 20-F 2010
01/08/2011	CORRESP	Review of 20-F 2010
28/07/2011	13-F	Quarterly Filing
24/08/2011	CORRESP	Review of 20-F 2010
16/09/2011	UPLOAD	Review of 20-F 2010
30/09/2011	6-K	US interim financial statements 2011
30/09/2011	F-3	US registration statement

Filing date	Form	Description
30/09/2011	F-N	Form F-N
03/11/2011	13-F	Quarterly Filing
03/02/2012	13-F	Quarterly Filing
30/03/2012	20-F	US Annual Report 2011
03/04/2012	6-K	UK Annual Report 2011

5.	Documents published at the Hong Kong Stock Exchange and the Singapore Stock Exchange

Prudential has a primary listing on the HKEx and a secondary listing on the SGX. Prudential has published a number of the documents listed in 1 above at those exchanges. In addition, in compliance with local requirements Prudential is required to announce any changes in Issued Share Capital, by filing the Next Day Disclosure Return and the Monthly Return of Equity Issuer on Movements in Securities Form with the HKEx and SGX.

Date of Filing	Document Type	Description
01/04/2011	Next Day Disclosure Returns	Changes in issued share capital
07/04/2011	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 March 2011
08/04/2011	Next Day Disclosure Returns	Changes in issued share capital
26/04/2011	Next Day Disclosure Returns	Changes in issued share capital
29/04/2011	Next Day Disclosure Returns	Changes in issued share capital
06/05/2011	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 30 April 2011
13/05/2011	Next Day Disclosure Returns	Changes in issued share capital
03/06/2011	Next Day Disclosure Returns	Changes in issued share capital
08/06/2011	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 May 2011
17/06/2011	Next Day Disclosure Returns	Changes in issued share capital
04/07/2011	Next Day Disclosure Returns	Changes in issued share capital
08/07/2011	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 30 June 2011
08/07/2011	Next Day Disclosure Returns	Changes in issued share capital
15/07/2011	Next Day Disclosure Returns	Changes in issued share capital
18/07/2011	Next Day Disclosure Returns	Changes in issued share capital
04/08/2011	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 July 2011
04/08/2011	Next Day Disclosure Returns	Changes in issued share capital
19/08/2011	Next Day Disclosure Returns	Changes in issued share capital
26/08/2011	Next Day Disclosure Returns	Changes in issued share capital
07/09/2011	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 August 2011
03/10/2011	Next Day Disclosure Returns	Changes in issued share capital
07/10/2011	Next Day Disclosure Returns	Changes in issued share capital
07/10/2011	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 30 September 2011

Date of Filing	Document Type	Description
28/10/2011	Next Day Disclosure Returns	Changes in issued share capital
02/11/2011	Next Day Disclosure Returns	Changes in issued share capital
04/11/2011	Next Day Disclosure Returns	Changes in issued share capital
07/11/2011	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 October 2011
10/11/2011	Next Day Disclosure Returns	Changes in issued share capital
18/11/2011	Next Day Disclosure Returns	Changes in issued share capital
25/11/2011	Next Day Disclosure Returns	Changes in issued share capital
02/12/2011	Next Day Disclosure Returns	Changes in issued share capital
06/12/2011	Next Day Disclosure Returns	Changes in issued share capital
07/12/2011	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 30 November 2011
09/12/2011	Next Day Disclosure Returns	Changes in issued share capital
15/12/2011	Next Day Disclosure Returns	Changes in issued share capital
16/12/2011	Next Day Disclosure Returns	Changes in issued share capital
23/12/2011	Next Day Disclosure Returns	Changes in issued share capital
06/01/2012	Next Day Disclosure Returns	Changes in issued share capital
09/01/2012	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 December 2011
13/01/2012	Next Day Disclosure Returns	Changes in issued share capital
20/01/2012	Next Day Disclosure Returns	Changes in issued share capital
27/01/2012	Next Day Disclosure Returns	Changes in issued share capital
03/02/2012	Next Day Disclosure Returns	Changes in issued share capital
07/02/2012	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 January 2012
10/02/2012	Next Day Disclosure Returns	Changes in issued share capital
17/02/2012	Next Day Disclosure Returns	Changes in issued share capital
24/02/2012	Next Day Disclosure Returns	Changes in issued share capital
02/03/2012	Next Day Disclosure Returns	Changes in issued share capital
07/03/2012	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 29 February 2012
09/03/2012	Next Day Disclosure Returns	Changes in issued share capital
16/03/2012	Next Day Disclosure Returns	Changes in issued share capital
23/03/2012	Next Day Disclosure Returns	Changes in issued share capital
28/03/2012	Next Day Disclosure Returns	Changes in issued share capital
30/03/2012	Next Day Disclosure Returns	Changes in issued share capital
05/04/2012	Next Day Disclosure Returns	Changes in issued share capital
11/04/2012	Monthly Returns	Monthly Return of Equity Issuer on Movements in Securities for the month ended 31 March 2012
13/04/2012	Next Day Disclosure Returns	Changes in issued share capital

Date of Filing	Document Type	Description
27/04/2012	Next Day Disclosure Returns	Changes in issued share capital

6.	Documents filed with the Companies Registry in Hong Kong

The following filings were made with the Companies Registry in Hong Kong since 1 April 2011. These documents can be obtained from the Companies Registry in Hong Kong at 14th Floor, Queensway Government Offices, 88 Queensway, Hong Kong, email: crenq@cr.gov.hk; or, if you are a registered user, they can be downloaded and viewed through ICRIS at www.icris.cr.gov.uk.

Date of filing	Document type	Description
25/05/2011	FN3	Annual Return of a Non-Hong Kong Company
25/05/2011	Accounts	Accounts 2010
30/05/2011	FN6	Notification of Change of Secretary and Director of a Non-Hong Kong Company (Appointment terminated, Director James Ross)
08/08/2011	FN7	Notification of a Change of Particulars of Secretary and Director of a Non-Hong Kong Company (Change of Director’s Particulars Howard John Davies)
20/10/2011	FN6	Notification of a Change of Secretary and Director of a Non-Hong Kong Company (Appointment terminated, Director Bridget Macaskill)
19/01/2012	FN6	Notification of Change of Secretary and Director of a Non-Hong Kong Company (Directors appointed Kaikhushru Shiavax Nargolwala and Alexander Dewar Kerr Johnston)
27/04/2012	FN6	Notification of Change of Secretary and Director of a Non-Hong Kong Company (Retirement of Kathleen O’Donovan)

In addition, whenever shares are listed on the LSE, a supplementary listing application is submitted to the NYSE for the equivalent number of American Depositary Shares representing the number of shares listed in the UK.

Copies of the Annual and Half Year Reports 2011, the Annual General Meeting documentation and Form 20-F 2011 can be found on Prudential’s website at www.prudential.co.uk.

This announcement has been submitted to the UK Listing Authority, NYSE, HKEx, SGX and it will be shortly available on Prudential’s website and the National Storage Mechanism website at www.hemscott.com/nsm.do. A copy of this annual information update and all the documents listed above is available on request from Prudential’s registered office at Laurence Pountney Hill, London, EC4R 0HH.

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Enquiries:

Prudential plc

Colleen Sutcliffe, Group Secretariat

Tel: 020 3480 3229

Name and signature of duly authorised officer of issuer responsible for making notification:

Clive Burns, Head of Group Secretariat

01 May 2012